Filed Pursuant to Rule 253(g)(2)
File No. 024-10716

1st stREIT OFFICE INC.

SUPPLEMENT NO. 2 DATED MARCH 20, 2020
TO THE OFFERING CIRCULAR DATED OCTOBER 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated October 30, 2019 and filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its post-qualification amendment that was qualified by the SEC on October 30, 3019 (the “Offering Circular”), as previously supplemented.

The purpose of this supplement is to disclose:

•	April 2020 distribution

•	Establishment of purchase price

•	Net asset value as of December 31, 2019

Declaration of Dividend

On March 20, 2020, the board of directors of the Company declared a regular quarterly cash dividend of $0.21 per share of common stock of the Company (“Common Stock”) for the period from January 1, 2020 to March 31, 2019. The dividend will be payable on April 9, 2020 to stockholders of record as of the close of business on March 25, 2020. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per common unit of the Operating Partnership.

The quarterly cash dividend equates to 8.40% on an annualized basis calculated at the current rate, assuming a $10.00 per share of Common Stock purchase price (and equates to 8.32% on an annualized basis calculated at the current rate assuming last quarter’s $10.10 per share of Common Stock purchase price).

Establishment of Purchase Price

Beginning with April 1, 2020, the purchase price per share of Common Stock will be $10.00 per share, as the purchase price is required be the greater of the then-current net asset value (“NAV”) per share of Common Stock or $10.00. This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after June 30, 2020, unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s redemption plan based on the then-current NAV per share.

Net Asset Value as of December 31, 2019

The Company calculates its NAV on a quarterly basis as of the end of each prior fiscal quarter on a fully diluted basis. As of December 31, 2019, NAV per share of Common Stock was $10.00. This NAV is effective until updated by the Company on June 30, 2020 (or as soon as commercially reasonable thereafter), unless updated by the Company prior to that time.

Components of NAV

The following sets forth the calculation of NAV as of December 31, 2019:

December 31, 2019 (1)
Assets
Real estate:
Land	$7,230,647
Buildings and improvements	69,717,269
Total real estate, net, at fair value	76,947,916

Cash	3,346,091
Restricted cash	661,352
Rents and other receivables, net	2,778,021
Other assets, net	157,368
Total assets	$83,890,748

Liabilities and stockholders’ equity
Liabilities:
Secured notes payable, net	$41,880,507
Unsecured note payable - affiliate, net	8,150,000
Accounts payable, accrued and other liabilities	1,285,755
Unearned tenant rents	131,576
Security and investor deposits	457,892
Due to affiliate	305,302
Total liabilities	52,211,032

Stockholders’ equity:
Common stock; 900,000,000 shares authorized; 599,323 shares issued and outstanding at December 31, 2019	5,993
Additional paid-in capital	5,835,170
Cumulative distributions and net gain	149,511
Noncontrolling interests	25,689,042
Total stockholders' equity	31,679,716
Total liabilities and stockholders' equity	$83,890,748
Net asset value per share on 599,323 shares issued and outstanding at December 31, 2019(2)	$10.00

(1)	Unaudited consolidated balance sheet data as of December 31, 2019.

(2)	The total amount of shares of Common Stock issued and outstanding used in the computation of NAV per share is the amount of shares outstanding as of December 31, 2019. NAV per share computation excludes noncontrolling interests.

NAV per share was calculated by the Company’s manager, SW Manager, LLC (the “Manager”), on a fully dilutive basis using a process that reflects several components, including (1) estimated values of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic dividends and (4) estimated accruals of the Company’s operating revenues and expenses.

As described in the section titled “Valuation Policies” of the Offering Circular, the Company’s goal is to provide a reasonable estimate of NAV per share of Common Stock on a quarterly basis. However, the majority of the Company’s assets consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusion reached by the Company or, solely in the case that there is a conflict, the conclusion reached by the Company’s independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. In instances where the Company determines that an independent appraisal of its real estate assets is necessary, including, but not limited to, instances where the Company’s manager, SW Manager, LLC (the “Manager”), is unsure of its ability to accurately determine the estimated values of the Company’s commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, the Company may engage an appraiser that has expertise in appraising commercial real estate assets to act as its independent valuation expert. The independent valuation expert will not be responsible for, or prepare, the calculation of NAV per share. However, the Company may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of the Company’s commercial real estate assets and investments.

In addition, for any given quarter, the Company’s published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on the Company’s portfolio is not immediately quantifiable. As a result, the quarterly calculation of NAV per share may not reflect the precise amount that might be paid for the shares of Common Stock in a market transaction, and any potential disparity in NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause NAV per share to change by 5% or more from the last disclosed NAV, the Company will disclose the updated NAV per share and the reason for the change in an Offering Circular supplement as promptly as reasonably practicable.

Historical NAV Information

Below is the NAV per share of Common Stock, as determined in accordance with the Company’s valuation policies, for the fiscal quarter ended December 31, 2019. For the prior periods, the Company was not required to calculate NAV.

Date	NAV Per Share
September 30, 2018	$9.95
December 31, 2018	$10.00
March 31, 2019	$10.11
June 30, 2019	$10.11
September 30, 2019	$10.10
December 31, 2019	$10.00